Exhibit 12

Willbros

Statements Regarding Computation of Ratios—Exhibit 12

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
(Loss) earnings from continuing operations before income taxes	$(11,998)	$(232,652)	$(40,005)	$28,952	$40,646
Plus: Fixed charges	37,588	49,075	31,434	13,474	15,013

Less: Capitalized interest	—	—	—	—	—

Total Earnings	$25,590	$(183,577)	$(8,571)	$42,426	$55,659
Fixed Charges:
Interest expense	$20,307	$29,591	$20,032	$5,919	$10,846
Interest capitalized	—	—	—	—	—
Amortization of debt expense	9,237	15,582	8,225	4,352	1,518
Rental expense attributed to interest (1/3) (2)	8,044	3,902	3,177	3,203	2,649

Total Fixed Charges:	$37,588	$49,075	$31,434	$13,474	$15,013
Ratio of earnings to fixed charges	(1)	(1)	(1)	3.15	3.71

(1)	- Earnings for the year ended December 31, 2012, 2011 and 2010 were insufficient to cover fixed charges by $12.0 million, $232.7 million and $40.0 million respectively.
(2)	- Interest portion of rental expense represents one-third of rental expense, which we deem to be a reasonable approximation of the interest factor.